Exhibit 99.1

	Premium Catering (Holdings) Limited
	As of	As of	As of
	June 30, 2025	December 31, 2025	December 31, 2025
	S$	S$	US$
		(Unaudited)	(Unaudited)
			(Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	1,937,987	971,863	755,373
Accounts receivable, net	358,361	107,817	83,800
Amount due from related parties	28,195	-	0
Inventories	24,414	62,693	48,727
Deposits, prepayments and other receivables	9,150,388	9,154,662	7,115,391
Total current assets	11,499,345	10,297,035	8,003,291

Non-current assets:
Property and equipment, net	102,560	373,665	290,429
Operating lease right-of-use assets	677,711	677,711	526,746
Deferred offering cost	-	-	-
Total non-current assets	780,271	1,051,376	817,174

TOTAL ASSETS	12,279,616	11,348,411	8,820,465

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables, accruals, and other current	746,192	585,058	454,732
liabilities
Amount due to related parties	39,553	223,636	173,819
Amount due to a shareholder	47,134		-
Bank borrowings	314,559	-	0
Lease liabilities	20,628	-	0
Operating lease payable	260,241	260,241	202,270
Income tax payable	-		-
Total current liabilities	1,428,307	1,068,935	830,821

Non-current liabilities:
Bank borrowings	8,858	63,216	49,134
Lease liabilities	-	-	0
Operating lease payable	418,004	418,004	324,890
Total non-current liabilities	426,862	481,220	374,025

TOTAL LIABILITIES	1,855,169	1,550,155	1,204,846

Commitments and contingencies	-	-	-

Shareholders’ equity

Class A ordinary shares, US$0.0000005 par value, 900,000,000,000 shares authorized, 18,652,750 shares issued and outstanding*	13

Class B ordinary shares, US$0.0000005 par value, 100,000,000,000 shares authorized, 10,547,250 shares issued and outstanding*	7
Additional paid-in capital	17,910,416	17,965,779	13,963,764
Accumulated deficits	-7,485,989	-8,167,522	-6,348,144
Total shareholders’ equity	10,424,447	9,798,257	7,615,620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,279,616	11,348,412	8,820,466

	Premium Catering (Holdings) Limited
	For the six-month period ended December 31,
	2024	2025	2025
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3(d))
Revenues, net	2,232,003	2,055,246	1,597,424

Cost of revenues	(1,599,911)	(1,466,269)	(1,139,646)
Gross profit	632,092	588,977	457,778
Operating expenses:
Selling and distribution	(4,727)	(1,591)	(1,236)
General and administrative	(2,070,530)	(1,061,789)	(825,267)
Total operating expenses	(2,075,257)	(1,063,380)	(826,504)

Loss from operations	(1,443,165)	(52,336)	(52,336)

Other income (expense):
Interest expense	(56,934)	(8,260)	(41,674)
Government grants	5,284	7,477	3,867
Other income	89,953	46,100	65,842
Total other (expense)/income, net	38,303	45,317	28,035

Loss before income taxes	(1,404,862)	(429,085)	(1,028,299)

Income tax expense	-	-	-

NET LOSS/COMPREHENSIVE LOSS	(1,404,862)	(429,085)	(1,028,299)

Net loss per share attributable to shareholders
Basic and diluted*	(0.06)	(0.0004)	(0.05)

Weighted average number of Shares outstanding
Basic and diluted*	21,650,000	21,650,000	21,650,000